Crestwood Equity Partners LP

Crestwood Midstream Partners LP

700 Louisiana Street, Suite 2550

Houston, Texas 77002

August 14, 2015

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Crestwood Equity Partners LP

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 2, 2015

File No. 001-34664

Crestwood Midstream Partners LP

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 2, 2015

File No. 001-35377

Ladies and Gentlemen:

Set forth below are the responses of Crestwood Equity Partners LP and Crestwood Midstream Partners LP ( “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 11, 2015, with respect to Form 10-K for the Fiscal Year Ended December 31, 2014, File No. 001-34664, filed with the Commission on March 2, 2015 (the “Crestwood Equity 10-K”) and Form 10-K for the Fiscal Year Ended December 31, 2014, File No. 001-35377, filed with the Commission on March 2, 2015 (the “Crestwood Midstream 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Forms 10-K for the Fiscal Year Ended December 31, 2014 unless otherwise specified.

General

1.	In the interest of reducing the number of comments, we have not repeated the Crestwood Equity Partners LP (“Crestwood Equity”) comments that also relate to Crestwood Midstream Partners LP (“Crestwood Midstream”). Please apply all Crestwood Equity comments to Crestwood Midstream to the extent they are applicable.

Securities and Exchange Commission

August 14, 2015

RESPONSE: We acknowledge the Staff’s comment and confirm that our responses to Crestwood Equity comments apply to Crestwood Midstream to the extent they are applicable.

Crestwood Equity Partners LP

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 57

2.	Please reconcile the ($10.3) million of “Change in fair value of commodity inventory-related derivative contracts” with the $51.2 million change in the fair value of commodity-based derivatives disclosed on page 127. If the change in the fair value of certain derivatives are included or excluded from this reconciling item in arriving at Adjusted EBITDA, please tell us why you have chosen to do so.

RESPONSE: As disclosed on page 127 of the Crestwood Equity 10-K, we recorded $51.2 million of gains on our commodity-based derivatives in our statement of operations during the year ended December 31, 2014. We use commodity-based derivative instruments to sell and economically hedge inventory purchased in our NGL terminalling, supply and logistics operations (“Inventory Derivatives”) and to generate margin related to marketing activities in those operations (“Marketing Derivatives”). The $51.2 million includes $10.3 million of gains related to Inventory Derivatives, which primarily consist of (i) forward sales contracts for which we do not invoke the “normal purchase, normal sales” exception under ASC 815-10-15-22 through 24 and (ii) swaps, options, basis and other derivative instruments that manage our exposure to commodity price risk associated with the fair value of NGL inventory that we hold in our owned or contractual facilities. These gains are realized in cash as the inventory related to those derivatives is sold, which occurs primarily during the fourth and first quarters of each year. We believe it is appropriate to include the gains and losses associated with these derivative instruments as reconciling items in arriving at Adjusted EBITDA because the timing of the recognition of the gains and losses on those derivative instruments often differs from the recognition of revenue related to the sale of the underlying inventory.

The remaining $40.9 million of gains on commodity-based derivative instruments relate to our Marketing Derivatives. Our Marketing Derivatives are generally short-term in nature and convert into cash shortly after they are executed. As a result, a substantial portion of the gains recognized on our Marketing Derivatives were settled during 2014 or during the first quarter of 2015. We excluded gains on our Marketing Derivatives from the reconciling item in arriving at Adjusted EBITDA because of the short-term nature of those transactions and because they have a similar impact on our results as other revenue-generating transactions that settle shortly after they are executed.

The inclusion of gains and losses related to our Inventory Derivatives and the exclusion of gains and losses related to our Marketing Derivatives has been applied consistently in our reconciling items in arriving at Adjusted EBITDA in all historical periods.

Securities and Exchange Commission

August 14, 2015

Segment Results, page 59

3.	You disclose on page 127 that you reported a gain of $51.2 million during the year ended December 31, 2014 related to commodity-based derivatives. Given the significance of these gains, please tell us the reason for the changes in fair value during the periods presented, as well as how you believe you have explained the impact these changes in fair value had on your results of operations within MD&A. Refer to Item 303(A)(3)(i) of Regulation S-K.

RESPONSE: As disclosed on page 126 of the Crestwood Equity 10-K, our NGL terminalling, supply and logistics operations use commodity-based derivative contracts to economically hedge exposures associated with forward sales contracts of NGLs to energy-related businesses, and substantially all of our commodity-based derivative contracts are entered into by these operations. As disclosed on page 62 of the Crestwood Equity 10-K, we experienced a $50.4 million increase in the EBITDA produced by our NGL terminalling, supply and logistics operations. The increase in EBITDA was largely attributed to gains on the commodity-based derivatives resulting from (i) our 2014 results including a full year of operating results from these operations versus six months in 2013 and (ii) favorable market conditions which allowed our NGL supply and logistics business to capture more opportunities to generate favorable margins from their marketing operations. A significant portion of these favorable market conditions exist during winter months and include not only fluctuations in NGL prices, but also changes in the differences in locational NGL prices in the regions in which we operate. Although we believe that we have disclosed the genesis for the change in operating results of the business, in future filings we will disclose the impact that the changes in fair value of our derivative instruments had on the results of operations of our NGL terminalling, supply and logistics operations within MD&A.

Liquidity and Sources of Capital, page 63

4.	Please tell us how you have considered the distribution requirements of Crestwood Midstream Class A Preferred Units and Crestwood Niobara Preferred Units, whether they be satisfied through the issuance of other units or through cash payments, on your discussion of liquidity and capital resources in MD&A. In your response, please specifically address the expected future cash requirements of these anticipated distributions and their impact on cash available to be distributed to your unitholders. Refer to SEC Release No. 33-8350.

RESPONSE: As disclosed on page 44 of the Crestwood Midstream Form 10-K and on page 138 of Crestwood Equity’s Form 10-K, the holders of the Class A Preferred Units are entitled to receive fixed quarterly distributions of $0.5804 per unit. For the 12 quarters following the quarter ended June 30, 2014 (the Initial Distribution Period), distributions on the Class A Preferred Units can be made in additional Preferred Units, cash, or a combination thereof, at Crestwood Midstream’s election. From the issuance date to December 31, 2014, Crestwood Midstream has issued 387,991 Class A Preferred Units to its preferred unitholders in lieu of paying quarterly cash distributions. Our projections reflect that for the remainder of the Initial Distribution Period, the distribution requirements for the Class A Preferred Units will be satisfied through the issuance of additional Class A Preferred Units, which we considered for purposes of our discussion of liquidity and capital resources in MD&A. As a result, distributions to the Class A Preferred Unitholders during the

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Initial Distribution Period (i.e. through June 30, 2017) are expected to have no impact on the amount of cash that is available for distribution to Crestwood Midstream’s other unitholders. If Crestwood Midstream continues to satisfy the distribution requirements of the Class A Preferred Units through the issuance of additional units through the Initial Distribution Period, the amount of the annual cash distribution payment for all Class A Preferred Units outstanding following the Initial Distribution Period (i.e. beginning July 1, 2017) would be approximately $60 million.

GE, as the holder of the Crestwood Niobrara Preferred Units, is entitled to receive a fixed quarterly distribution of $ 0.0225 per unit. Crestwood Niobrara has issued 11,419,241 and 2,161,657 Crestwood Niobrara Preferred Units to GE in lieu of paying quarterly cash distributions during the years ended December 31, 2014 and 2013. Beginning with the first quarter of 2015, Crestwood Niobrara no longer had the option to pay distributions to GE by issuing additional Crestwood Niobrara Preferred Units in lieu of paying cash distributions. As a result, for purposes of our discussion of liquidity and capital resources in MD&A, we have assumed that the distribution requirements for the Crestwood Niobrara Preferred Units will be satisfied through the payment of cash distributions, which are estimated to be approximately $15 million in the aggregate for the twelve months ended December 31, 2015 and for each year thereafter until the Crestwood Niobrara Preferred Units are no longer outstanding. Quarterly cash distributions to the holder of the Crestwood Niobrara Preferred Units reduces the amount of distributable available cash available to Crestwood Midstream’s other unitholders.

Thus, we believe that the near-term cash impact of Crestwood Midstream’s Class A Preferred Units and Crestwood Niobrara Preferred Units is fairly de minimus and longer term (i.e. in 2017 and thereafter) Crestwood Midstream will be able to fund cash distributions on these securities through cash generated from its operating activities and borrowings under its credit facility. In future filings, we will expand our discussion of liquidity and capital resources in MD&A to more clearly address the distribution requirements of Crestwood Midstream Class A Preferred Units and Crestwood Niobrara Preferred Units, including the expected future cash requirements of these anticipated distributions and their impact on cash available to be distributed to our unitholders.

Item 15. Exhibits, Financial Statement Schedules

Consolidated Statements of Operations, page 106

5.	We note your disclosure on page 70 indicating that in certain instances you take title to the natural gas, NGLs or crude oil that you gather, store, or transport for your customers. We further note the disclosure in your revenue recognition footnote beginning on page 115 that you recognize revenues for services and products. Please tell us how much revenue you have recognized, for each financial period presented, related to the sales of tangible product for which you have taken title and the amount of revenue related to services. Also tell us how you determined you were not required to separately disclose net sales of tangible products and revenues from services to comply with Rule 5-03(b)(1) of Regulation S-X and to separately disclose the related costs and expenses to comply with Rule 5-03(b)(2).

Securities and Exchange Commission

August 14, 2015

RESPONSE: We acknowledge the Staff’s comment. As disclosed on page 70 of the Crestwood Equity 10-K, we take title to (i) NGLs under certain of our percentage-of-proceeds contracts in our Gathering and Processing operations; (ii) crude oil and other commodities purchased from certain of our Arrow producer customers; and (iii) NGLs and crude oil in certain of our marketing operations. An unaudited summary of the revenues associated with the products to which we took title and revenues from services during the years ended December 31, 2014, 2013 and 2012 follows (in millions):

Crestwood Equity	2014	2013	2012
Product Sales	$3,015	$885	$43
Service Revenues	916	542	197

Total Revenues	$3,931	$1,427	$240

Crestwood Midstream
Product Sales	$1,998	$298	$43
Service Revenues	568	361	197

Total Revenues	$2,566	$659	$240

We have historically viewed substantially all of our operating margins (defined as operating revenues less cost of products/services sold) to be service-related, as under our contracts we provide gathering, processing, storage, transportation, marketing and other services to our customers, even though the operating margins that we earn for providing those services may in certain instances be partially-based on the value of the commodity that is sold by or on behalf of our customers. Under these contractual arrangements, the service fees that we earn from our customers are paid via the margin that results from purchasing the commodity from a customer and selling the commodity to a third party. As a result, we considered these revenues and costs to be service-related. However, we acknowledge because we purchase, take title to or otherwise have risk of ownership to hydrocarbons under certain of these agreements (and accordingly report these transactions on a gross basis in our consolidated statements of operations), Rule 5-03(b)(1) of Regulation S-X provides that revenues associated with contracts pursuant to which we take title to the natural gas, NGLs or crude oil of our customers should be reflected as sales of tangible product and therefore should be segregated from revenue related to services.

While we have not specifically disclosed this segregation as required by Rule 5-03(b)(1) of Regulation S-X, we believe we have informed the users of our financial statements of the nature of our revenues in our financial statements and accompanying footnotes and in Management’s Discussion and Analysis, and we believe our segment disclosures contained in both the footnotes and in Management’s Discussion and Analysis highlights the operating margin generated by our businesses, which illustrates that our operating margins are modest compared to our revenues associated with the net sales of tangible products.

Thus, we respectfully propose to revise our disclosures on a prospective basis rather than amend our previous filings to separately present revenues from products sales and service revenues (and the related costs and expenses) in our consolidated statements of operations and accompanying notes. We propose that the first such presentation will appear in our Crestwood Equity Form 10-Q and Crestwood Midstream Form 10-Q as of and for the nine months ended September 30, 2015. We

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propose making this change on a prospective basis because we believe our prior reports are fairly presented in all material respects. This view is based on our belief that our investors and analysts focus on total revenues, operating margins, net income and earnings before interest, depreciation and amortization (EBITDA) when analyzing our operations, none of which would change as a result of this change in revenue presentation.

Consolidated Statements of Comprehensive Income, page 107

6.	Please tell us how your current presentation complies with the requirement of ASC 220-10-45-5 to provide comprehensive income attributable to both the parent as well as the noncontrolling interest.

RESPONSE: As disclosed on page 108 of the Crestwood Equity 10-K, the $0.5 million and $0.1 million of other comprehensive loss during the years ended December 31, 2014 and 2013 was entirely attributable to the parent. As a result, comprehensive income attributable to noncontrolling interests is equal to net income attributable to noncontrolling interests during the years ended December 31, 2014 and 2013. We did not disclose comprehensive income attributable to the parent separately from net income attributable to the parent in light of the disclosure included on page 108 and the immateriality of the difference between the two measures (given the immaterial nature of other comprehensive income) during the years ended December 31, 2014 and 2013. In future filings, we will include a subtotal for comprehensive income attributable to the parent in the consolidated statements of comprehensive income.

Consolidated Statements of Cash Flows, page 109

7.	We note your disclosure on page 139 regarding the issuance of Preferred Units to Crestwood Midstream Class A and Crestwood Niobara preferred unitholders in lieu of cash distributions. As these appear to represent non-cash financing activities, please tell us how you considered the disclosure requirements of ASC 230-10-50-3 through -6.

RESPONSE: ASC 230-10-50-3 through -6 states “Information about all investing and financing activities of an entity during a period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments in the period shall be disclosed.”

As disclosed on page 139 of Crestwood Equity’s Form 10-K, we issued 387,991 Class A Preferred Units to our Class A preferred unitholders in lieu of paying quarterly cash distributions during the year ended December 31, 2014. We also disclose that if we elect to pay the quarterly distribution through the issuance of additional Class A Preferred Units, the number of units to be distributed will be calculated as the fixed quarterly distribution of $0.5804 per unit divided by the cash purchase price of $25.10 per unit. We believe that these disclosures provide adequate information about the financing activities related to the Class A Preferred Units that did not result in cash payments in the period and believe that the users of our financial statements can easily compute the impact from the information provided.

As disclosed on page 139 of Crestwood Equity’s Form 10-K, we issued 11,419,241 and 2,161,657 Crestwood Niobrara preferred units to the Crestwood Niobrara preferred unitholders in lieu of paying quarterly cash distributions during the years ended December 31, 2014 and 2013. We

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also disclose that our Crestwood Niobrara preferred unitholders receive an equivalent number of Crestwood Niobrara preferred units for the dollar amount of their contributions (i.e. $1 per preferred unit). We believe that these disclosures provide adequate information about the financing activities related to the Crestwood Niobrara preferred units that did not result in cash payments in the period and believe that the users of our financial statements can easily compute the impact from the information provided.

In future filings, if we issue units to our unitholders in lieu of paying cash distributions, we will disclose the amount of cash distributions we would have made if we had not made such an election.

Notes to Consolidated Financial Statements, page 125

Note 6 – Investments in Unconsolidated Affiliates

Tres Palacios Holdings LLC, page 125

8.	We note your disclosure regarding the sale of your 100% interest in Tres Palacios to Tres Holdings, a joint venture in which a consolidated subsidiary of Crestwood Midstream holds a 50.01% interest, as well as your determination that consolidation of the operations of Tres Palacios was no longer appropriate. In your response, please provide us with your detailed accounting analysis of the transaction including how you determined deconsolidation and subsequent presentation under the equity method was appropriate citing relevant GAAP. Please specifically address how you considered the respective ownership percentages in the joint venture in your analysis.

RESPONSE: Tres Palacios Holdings LLC (“Tres Holdings”) is a joint venture between Crestwood Midstream and Brookfield Infrastructure Group (“Brookfield”), in which Crestwood Midstream and Brookfield hold 50.01% and 49.99% of the LLC units, respectively. ASC 810-10-25-11 states that “Noncontrolling rights (whether granted by contract or by law) that would allow the noncontrolling shareholder to effectively participate in either of the following corporate actions shall be considered substantive participating rights and would overcome the presumption that the investor with a majority voting interest shall consolidate its investee. The following list is illustrative of substantive participating rights, but is not necessarily all inclusive: (a) selecting, terminating, and setting the compensation of management responsible for implementing the investee’s policies and procedures; and (b) establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business.” In addition, ASC 810-20-25-11 states “If the limited partners have substantive participating rights, the presumption of control by the general partners would be overcome and each of the general partners would account for its investment in the limited partnership using the equity method of accounting. Substantive participating rights provide the limited partners with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership’s business.”

The LLC agreement for Tres Holdings requires that both Crestwood Midstream and Brookfield unanimously approve (i) the annual operating and capital budgets of Tres Palacios

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Holdings; (ii) any contract for the sale or procurement of goods or services in excess of $1 million not included in those budgets; (iii) incurring any debt in excess of $1 million; and (iv) selecting, terminating and setting the compensation of the operator that is responsible for implementing the company’s policies and procedures. We concluded that these rights provide Brookfield with substantive noncontrolling rights as defined by ASC 810-10-25-11 and 810-20-25-11 above, and accordingly precludes Crestwood Equity and Crestwood Midstream from consolidating Tres Holdings, which required the deconsolidation of Tres Holdings in the Crestwood Equity Form 10-K. We also concluded that because Crestwood Midstream owns more than 20% of Tres Holdings, it has the ability to significantly influence the operations of Tres Holdings and accordingly should apply the equity method of accounting for its investment in Tres Holdings under ASC 323.

Exhibit 12.1

9.	For periods that you have a ratio of earnings to fixed charges of less than one-to-one, please tells us why the dollar value of the deficiency as required by paragraph 2(A) of the Instructions to Item 503(d) of Regulation S-K was not included.

RESPONSE: We acknowledge the Staff’s comment and note that the deficiency was $33.6 million and $57.8 million during the years ended December 31, 2014 and 2013 for Crestwood Equity and was $45.3 million and $22.6 million during the years ended December 31, 2014 and 2013 for Crestwood Midstream. We further note that in future filings we will disclose the dollar amount of any deficiency of earnings to cover fixed charges.

Securities and Exchange Commission

August 14, 2015

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Steven Dougherty our Chief Accounting Officer at (832) 519-2215 or Gillian Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

CRESTWOOD EQUITY PARTNERS LP

By:	/s/ Robert G. Phillips
Name:	Robert G. Phillips
Title:	Chief Executive Officer

Enclosures

cc: Gillian A. Hobson (Vinson & Elkins L.L.P.)